                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                _______________

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                              CONTOUR ENERGY CO.
               -----------------------------------------------
                               (Name of Issuer)


       $2.625 Convertible Exchangeable Preferred Stock, $1.50 par value
               -----------------------------------------------
                        (Title of Class of Securities)


                                   487906208
                             --------------------
                                (CUSIP Number)


                                 Seth W. Hamot
                          Roark, Reardon & Hamot Inc.
                         68 Harvard Street, 3rd Floor
                              Brookline, MA 02445
                                (617) 264-2844
                             --------------------
      Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications


                               November 30, 2001
               -------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------                           -------------------------
 CUSIP No. 487906208                   13D            Page 1 of 5 Pages
--------------------------                           -------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Seth W. Hamot
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES                                                [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

--------------------------                           -------------------------
 CUSIP No. 487906208                   13D            Page 2 of 5 Pages
--------------------------                           -------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Costa Brava Partnership II LP (04-3387028)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES                                                [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

--------------------------                           -------------------------
 CUSIP No. 487906208                   13D            Page 3 of 5 Pages
--------------------------                           -------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Roark, Reardon & Hamot Inc. (04-3242639)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES                                                [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                        AMENDMENT NO. 2 TO SCHEDULE 13D

Item 1.        Security and Issuer.

     This statement relates to the $2.625 Convertible Exchangeable Preferred Stock, $1.50 par value (the "Preferred Stock"), of Contour Energy Co., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 601 Jefferson Street, Suite 1100, Houston, Texas 77002.

Item 2.        Identity and Background.

     Seth W. Hamot is the president of Roark, Reardon & Hamot Inc., which is the General Partner of Costa Brava Partnership II LP. All of the Preferred Stock that was beneficially owned by the reporting persons was held by Costa Brava Partnership II LP.

     Seth W. Hamot is a United States Citizen. His principal occupation is Investment Management. Costa Brava Partnership II LP, a Massachusetts Limited Partnership, is an Investment Partnership. Roark, Reardon & Hamot Inc. is a Massachusetts corporation. Its principal business is Investment Management.
The principal business address of each of Seth Hamot, Costa Brava Partnership II LP and Roark, Reardon & Hamot, Inc. is 168 Harvard Street, 3rd Floor, Brookline, Massachusetts 02445.

     During the last five years, none of Seth Hamot, Costa Brava Partnership II LP or Roark, Reardon & Hamot, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor has any of Seth Hamot, Costa Brava Partnership II LP or Roark, Reardon & Hamot, Inc. been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

     The source of the funds used to purchase the Preferred Stock was the Working Capital of Costa Brava Partnership II LP.

Item 4.        Purpose of the Transaction.

     Costa Brava Partnership II LP acquired the Preferred Stock for investment purposes in the ordinary course of its business as an Investment Partnership.

Item 5.        Interest in Securities of the Issuer.

     (a) The information for each reporting person contained in Items 1-14 of the cover pages is incorporated herein by reference.

     (b) The information for each reporting person contained in Items 1-14 of the cover pages is incorporated herein by reference.

       (c) Effective November 30, 2001, pursuant to the Company's consummation of a reclassification and redemption of the Preferred Stock, each share of Preferred Stock held by Costa Brava Partnership II LP was reclassified into the right to receive three shares of the Company's common stock and $7.25 in cash.

       (d) N/A

       (e) November 30, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       N/A

Item 7.        Material to be Filed as Exhibits.

       The reporting persons have agreed that this Schedule 13D may be filed by Seth W. Hamot on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement was previously filed by and on behalf of the reporting persons, as an Exhibit to Amendment No. 1 to Schedule 13D filed by the reporting persons with the SEC on January 25, 2001, which exhibit is incorporated herein by reference to such filing.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ Seth W. Hamot
                                        --------------------------------
                                        Seth W. Hamot


Dated: December 7, 2001